Mail Stop 3561

February 3, 2010

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re:** **EFT BioTech Holdings, Inc.**
> **Registration Statement on Form 10**
> **Amendment No. 8 Filed January 22, 2009**
> **File No. 000-53730**

Dear Mr. Qin:

We have reviewed your response to our letter dated December 23, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1. We have considered your response to comment two of our letter dated November 25, 2009 and, without agreeing or disagreeing with your analysis, have no further comment at this time.

2. We note that Greenstone Holdings, Inc. has previously been a control person of the company. Our records indicate, however, it did not file a beneficial ownership report on Schedule 13D pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1 with regard to ownership. Please advise.

Registration Statement on Form 10

3. We note that you describe your acquisition of 49% of Excalibur's common stock inconsistently throughout your filing. For example, on pages 6, 30, F-15 and F-34 you indicate that you acquired 585,677,500 shares of common stock of Excalibur, but on pages 40, 45, F-17, F-35 and F-39 you indicate that you acquired 58,567,750 shares of common stock of Excalibur. Please revise your disclosure throughout your filing, so that it is consistent. In addition, throughout your filing you state that the acquisition of Excalibur stock was completed on October 25,

2008, but in Note 15 of the financial statements you state that you entered into a Subscription Agreement with Excalibur "on or about October 25, 2008." Please clarify the date on which the subscription agreement was entered into, and file the Subscription Agreement as an exhibit. Furthermore, in your description of the acquisition in Note 15 of the financial statements, please clarify that EFT Biotech Holdings acquired the shares of Excalibur through its subsidiary, EFT Investment Co., Ltd., as you do throughout the rest of your filing. Finally, in Note 15 you have indicated that the purchase price of the shares was NTD$585,677,500; given that you sometimes indicate that this is the number of Excalibur shares that you purchased, please confirm the accuracy of this dollar amount.

Pro Forma Statement of Operations, page F-39

4. We note your revisions in response to our previous comments, and we have the following additional comments:

    •   Please revise the amounts presented for EFT Biotech's Comprehensive Income and Earnings per Share to agree with EFT Biotech's audited financial statements.

    •   We assume that the $2,063,686 Subsidiary Loss on Equity Method Investment recorded in your audited financial statements represents your portion of Excalibur's losses incurred from the date of the acquisition of your 49% interest in Excalibur through your fiscal year end of March 31, 2009. Please confirm our assumption, or if our assumption is incorrect, explain to us in reasonable detail how this Subsidiary Loss amount was calculated and how it complies with generally accepted accounting principles. If our assumption is correct, please explain to us and disclose to your readers how you calculated the additional Subsidiary Loss of $48,608 recorded as a pro forma adjustment to reflect a full 12 months of Subsidiary Gain or Loss, as this matter is unclear from your current disclosures.

    •   With reference to comment seven from our letter dated December 23, 2009, please explain to us how you determined that your pro forma combined weighted average shares outstanding should be the same as EFT Biotech's historical weighted average shares outstanding. In this regard, your disclosures on page 45 indicate that one of the primary uses of the proceeds from your sale of units during your fiscal year ended March 31, 2009 was to fund the acquisition of your interest in Excalibur. Additionally, we note from your audited financial statements that you did not have enough cash on hand at March 31, 2008 to allow you to purchase your interest in Excalibur on April 1, 2008 solely from cash on hand. Therefore, we assume that when presenting pro forma financial statements as if you had acquired Excalibur on April 1, 2008, you would need to assume that you sold enough units on April 1, 2008 to provide the additional cash needed for this acquisition. Please advise, and if you determine that the pro forma weighted average shares outstanding should be changed, please disclose to your readers how the pro forma amount was calculated. Refer to Rule 11-02(b)(7) of Regulation S-X.

Financial Statements of Excalibur International Marine Corp, page F-41

5. Your response to comments eight and nine from our letter dated December 23, 2009 indicates that you do not believe that Item 3-09 of Regulation S-X applies to you as a smaller reporting company, and therefore, our comments are not applicable to you. However, the financial statements of Excalibur International Marine Corp are required to be presented by Item 8-04 of Regulation S-X, which does apply to smaller reporting companies, and our previous comments were issued in this context. We therefore reissue comments eight and nine from our comment letter dated December 23, 2009.

Exhibits

6. We note that you extended your $2,000,000 loan agreement with Excalibur on November 25, 2009, your $500,000 loan agreement with Excalibur on November 25, 2009, and your $600,000 loan agreement with Excalibur on November 13, 2009. Please file these extensions as exhibits.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Via Facsimile